This document is an electronic confirming copy of the Amendment No. 8, Schedule 13G filed by the Clark Equipment Company Leveraged Employee Stock Ownership Plan on January 24, 1995.


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                        (Amendment No.        8      )*


                            CLARK EQUIPMENT COMPANY
                               (Name of Issuer)


                         Common Stock, $7.50 Par Value
                        (Title of Class of Securities)


                                   181396102
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                               Page 1 of 5 pages



CUSIP No. 181396102                  13G                    Page 2 of 5 Pages



1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           CLARK EQUIPMENT COMPANY LEVERAGED EMPLOYEE
                           STOCK OWNERSHIP PLAN

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

3       SEC USE ONLY



4       CITIZENSHIP OR PLACE OR ORGANIZATION

                           Indiana, U.S.A.


NUMBER OF                5       SOLE VOTING POWER
SHARES                                834,494
BENEFICIALLY
OWNED BY                 6       SHARED VOTING POWER
EACH                                  1,219,502
REPORTING
PERSON                   7       SOLE DISPOSITIVE POWER
WITH                                      -0- shares


                         8       SHARED DISPOSITIVE POWER

                                      834,494

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,053,996

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           11.8%

12     TYPE OF REPORTING PERSON*

                           EP

                      *SEE INSTRUCTION BEFORE FILLING OUT!


Item 1(a).  Name of Issuer:

            CLARK EQUIPMENT COMPANY

Item 1(b).  Address of Issuer's Principal Executive Offices:

            100 North Michigan Street,
            P.O. Box 7008,
            South Bend, Indiana  46634

Item 2(a).  Name of Person Filing:

            CLARK EQUIPMENT COMPANY LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

Item 2(b).  Address of Principal Business Office or, if none, residence:

            100 North Michigan Street,
            P.O. Box 7008,
            South Bend, Indiana  46634

Item 2(c).  Citizenship:

            U.S.A.

Item 2(d).  Title of Class of Securities:

            Common Stock, $7.50 par value

Item 2(e).  CUSIP Number:

            181396102

Item 3. This statement is filed pursuant to Rules 13d-1(b), or 13d-2(b). The person filing is an:

            Employee Benefit Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.


Item 4.     Ownership.

      (a)   Amount Beneficially Owned:

            See Page 2 of Schedule 13G.

      (b)   Percent of Class:

            See Page 2 of Schedule 13G.

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or direct the vote:

                  See Page 2 of Schedule 13G

            (ii)  shared power to vote or to direct the vote:

                  See Page 2 of Schedule 13G

            (iii) sole power to dispose or to direct disposition of:

                  See Page 2 of Schedule 13G

            (iv)  shared power to dispose or to direct disposition of:

                  See Page 2 of Schedule 13G

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable

Item 8.     Identification and Classification of Members of the Group.

            Not applicable

Item 9.     Notice of Dissolution of a Group.

            Not applicable


Item 10.    Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


January 20, 1995
_______________________
Date

                                    CLARK LESOP COMMITTEE OF THE CLARK
                                      EQUIPMENT COMPANY LEVERAGED EMPLOYEE
                                      STOCK OWNERSHIP PLAN


                                    By:/s/ Frank M. Sims
                                       ___________________________________
                                          Frank M. Sims


                                    By:/s/ Bernard D. Henely
                                       ___________________________________
                                          Bernard D. Henely


                                    By:/s/ William N. Harper
                                       ___________________________________
                                          William N. Harper